P.E. 2/1/02

02013845

1056910

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of February 2002

TRANSGENE S.A.
(Translation of registrant's name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Press release dated February 7, 2002 announcing Transgene's fourth quarter and fiscal year 2001 financial results.

Thursday February 7, 12:01 am Eastern Time

Press Release

SOURCE: Transgene

Transgene Announces Fourth Quarter and Fiscal Year 2001 Financial Results

STRASBOURG, France, Feb. 7 /PRNewswire-FirstCall/ -- Transgene (Nasdaq: TRGNY ; Nouveau Marche: TRANSGENE) today announced results for its fourth quarter and fiscal year ended December 31, 2001.

Quarterly information

The Company reported a net loss for the fourth quarter of 2001 of euro 6.5 million (US$5.7 million), or euro 0.64 (US$0.57) per share, compared to a net loss of euro 4.5 million (US$4.0 million), or euro 0.77 (US$ 0.69) per share, in the fourth quarter of 2000. The increased net loss was primarily due to a non-recurring restructuring charge of euro 1.6 million (US$1.4 million), which is included in operating expenses (despite reductions in other operating costs), the decrease in revenues attributable to a one-time royalty payment received in 2000 and delays in renewing the Company's agreement with the Association Francaise contre les Myopathies (``AFM'') in 2001.

Annual information

For fiscal year 2001, the Company reported a net loss of euro 21.9 million (US$19.5 million), or euro 2.61 (US$2.33) per share, compared to a net loss of euro 22.5 million (US$20.0 million), or euro 3.89 (US$ 3.46) per share, in 2000. The decrease in net loss reflects the combined effects of reduced revenues and significantly reduced operating costs.

Total revenues were euro 1.3 million (US$1.1 million) in 2001, compared to euro 4.7 million (US$4.2 million) in 2000. The decrease in total revenues in 2001 was primarily due to the receipt in 2000 by the Company of the one-time royalty payment and a one-time milestone payment, and to the conversion of part of the annual grant received from the AFM into shares of the Company's capital stock.

Operating expenses were euro 25.6 million (US$ 22.8 million) in 2001 compared to euro 29.4 million (US$ 26.2 million) in 2000. The decrease in operating expenses was primarily due to the Company's continued efforts to reduce operating expenses and the effect of non-recurring administrative expenses incurred only in 2000.

As a result of those efforts, cash expenditures for recurring activities amounted to euro 17.3 million (US$ 15.6 million) in 2001, compared to euro 21.7 million (US$ 19.3 million) in 2000.

Cash and cash equivalents at December 31, 2001 totaled euro 71.8 million (US$63.9 million), reflecting the receipt of net cash proceeds of euro 60.6 million (US$ 53.9 million) from the Company's capital increase in 2001, which the Company expects will enable it to meet its anticipated cash needs for working capital and capital expenditures through the beginning of 2005.

``We are pleased that we met our primary corporate milestones in 2001: we initiated several Phase I and II clinical trials; we reorganized to better reflect our oncology and product focus; we managed to significantly reduce our burn rate. We are dedicated to developing our current product candidates and to expanding our portfolio with new product candidates that may be identified by our motivated research team," said Gilles Belanger, Chief Executive Officer of Transgene. ``We are expecting encouraging results from the ongoing Phase I and II clinical trials in late 2002."

Transgene, based in Strasbourg, France, with an office near Boston, Massachusetts, is a biopharmaceutical company dedicated to the discovery and development of gene therapy products and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the development of gene therapy products for the treatment of cancer. Transgene has five products in clinical development, two of which are in Phase II clinical trials and three of which are in Phase I clinical trials. Transgene's proprietary vector technology platform consists of multiple vector families with an emphasis on adenovirus, vaccinia and synthetic vectors.

This press release contains forward-looking statements, including statements regarding Transgene's strategy, the efficiency and safety of and potential market for its product candidates and prospects. Statements that are not historical facts are based on Transgene's current expectations, beliefs, estimates, forecasts and assumptions. The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors which may affect Transgene's future operating results include the following: Transgene may be unable to conduct its clinical trials as quickly as it has predicted, Transgene's product candidates may not demonstrate therapeutic efficacy, Transgene may be unable to obtain regulatory approval for its product candidates, Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates, competitors may develop technologies or products superior to Transgene's technologies or products, and other important factors described in Transgene's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled ``Risk Factors."

Condensed Consolidated Balance Sheet

(Audited - US GAAP)
(Amounts in thousands)

	Years ended December 31 2001 US$	2001 euro	2000 euro
ASSETS			
Cash and cash equivalents	63 918	71 810	28 483
Other current assets	3 623	4 071	6 875
Total current assets	67 541	75 881	35 358
Property, plant and equipment, net	8 146	9 152	9 189
Other assets	1 230	1 382	3 389
Total assets	76 917	86 415	47 936
LIABILITIES AND SHAREHOLDERS' EQUITY			
Total current liabilities	5 496	6 175	6 405
Total long-term liabilities	5 885	6 612	6 745
Total shareholders' equity	65 536	73 628	34 786
Total liabilities and shareholders' equity	76 917	86 415	47 936

Note : The financial information expressed in US$ is presented solely for the convenience of the reader and is translated from euro at the noon buying rate of the Federal Reserve Bank of New York on December 31, 2001, which was euro 1.00 = US $ 0.8901.

Condensed Consolidated Statement of Operations

(US GAAP)
(Amounts in thousands
except share and per share data)

(unaudited)	2001 US$	Three months ended December 31, (audited) 2001 euro	2000 euro
Revenues			
Revenues from collaborative and licensing agreements	269	302	1 076
Grants received for research and development	41	46	579
Total revenues	310	348	1 655
Operating expenses			
Research and development	(4 466)	(5 018)	(5 717)
General & administrative	(830)	(932)	(1 150)
Restructuring	(1 424)	(1 600)	--
Total operating expenses	(6 720)	(7 550)	(6 867)
Loss from operations	(6 410)	(7 202)	(5 212)
Interest and other income, net	594	668	428
Income tax benefit	70	78	267
Net loss	(5 746)	(6 456)	(4 516)

Loss per ordinary share	(0.57)	(0.64)	(0.77)
Weighted average number of shares outstanding	10 055 760	10 055 760	5 846 491
Loss per ADS (American Depository Share)	(0.19)	(0.21)	(0.26)
Weighted average number of ADSs outstanding	30 167 280	30 167 280	17 539 473

		Years ended December 31, (audited)	
	2001 US$	2001 euro	2000 euro
Revenues			
Revenues from collaborative and licensing agreements	587	660	2 253
Grants received for research and development	534	600	2 471
Total revenues	1 122	1 260	4 724
Operating expenses			
Research and development	(18 743)	(21 057)	(22 523)
General & administrative	(2 605)	(2 926)	(6 888)
Restructuring	(1 424)	(1 600)	--
Total operating expenses	(22 772)	(25 583)	(29 411)
Loss from operations	(21 650)	(24 323)	(24 687)
Interest and other income, net	2 044	2 298	1 941
Income tax benefit	70	78	267
Net loss	(19 536)	(21 947)	(22 479)
Loss per ordinary share	(2.33)	(2.61)	(3.89)
Weighted average number of shares outstanding	8 395 117	8 395 117	5 771 570
Loss per ADS (American Depository Share)	(0.78)	(0.87)	(1.30)
Weighted average number of ADSs outstanding	25 185 351	25 185 351	17 314 710

Note : The financial information expressed in US$ is presented solely for the convenience of the reader and is translated from euro at the noon buying rate of the Federal Reserve Bank of New York on December 31, 2001, which was euro 1.00 = US $ 0.8901.

SOURCE: Transgene

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2002

Transgene S.A.

By: /s/ Paul Bikard
Paul Bikard
Chief Financial Officer